Exhibit 2.2

DESCRIPTION OF SHARE CAPITAL

The following description of our ordinary shares is only a summary.  We encourage you to read our Constitution, which is included as an exhibit to our Annual Report on Form 20-F.  “The Company,” “we,” “us,” or “our” refer to Piedmont Lithium Limited and its consolidated subsidiaries.

Overview

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission.  Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX listing rules, or ASX Listing Rules.  Our ordinary shares trade on the Australian Securities Exchange, or ASX, and our American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “PLL.”  The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

The Australian law applicable to our Constitution is not significantly different from U.S. laws applicable to a U.S. company’s charter documents except we do not have a limit on our authorized share capital, as the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law.  A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below.  Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Our Constitution

Our constituent document is a Constitution.  The Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act.  The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.  The Constitution is subject to many of the key provisions contained in the Australian Corporations Act.  Where there is an inconsistency between the provisions of the Constitution and the Australian Corporations Act, the provisions of the Australian Corporation Act will prevail over any inconsistent provisions of the Constitution.

Purposes and Objects

As a public company, we have all the rights, powers and privileges of a natural person.  Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors and Management of the Company

The business is managed by the directors who may exercise all the powers of the Company that are not covered by the Australian Corporations Act or by our Constitution required to be exercised by shareholders in a general meeting.  The exercise of these powers is subject to the provision of this Constitution and the Australian Corporations Act (to the extent applicable).

Members Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and if required by the ASX, subject to us obtaining the approval of shareholders in a general meeting).  We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting.  We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same.  As at the date of this annual report on Form 20-F, there are no ordinary shares that have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited.  All our ordinary shares on issue are validly issued, fully paid and rank pari passu (equally).  The rights attached to our ordinary shares are as follows:

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Dividend Rights.  Under our Constitution, subject to the rights of persons (if any) entitled to shares with special rights to dividends, the directors may declare a final dividend be paid out of profits to the members in accordance with the Australian Corporations Act and may authorize the payment or crediting by us to the members of such a dividend.  No dividend carries interest as against us.  Under the Australian Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors.  Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

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Voting Rights.  Holders of ordinary shares have one vote per person on a show of hands, or one vote for each ordinary share held on all matters submitted to a vote of shareholders conducted by way of a poll.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution.  A meeting (excluding a meeting convened on the requisition of shareholders) which is adjourned for lack of a quorum will be adjourned to the date, time and place as the Directors may by notice to shareholders appoint, or failing any appointment, to the same day in the following week at the same time and place.  At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution.  The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the reconvened meeting.

Under the Australian Corporations Act, an ordinary resolution requires approval by the shareholders by a simple majority of the votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution).  Under our Constitution and the Australian Corporations Act, a special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

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Rights in the Event of Liquidation.  Under our Constitution, in the event of our liquidation, after satisfaction of liabilities to creditors and other statutory obligations prescribed by the laws of Australia, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of ordinary shares in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued.  Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors.  Calls may be made payable by installment.  Failure to pay a call will result in interest becoming payable on the unpaid amount, with such amount recoverable by commencing legal action against the shareholder, enforcing a lien on those shares or forfeiture of those shares.  As of the date of this annual report, all of our issued shares are fully paid.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Under the Australian Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year.  Notice of at least 28 days prior to the date of the meeting is required.  A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at a general meeting of shareholders.  A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting of shareholders or at least 100 shareholders who are entitled to vote.  The directors must call the meeting not more than 21 days after the request is made.  The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, imposed by the takeover provisions in the Australian Corporations Act which prohibit a person from acquiring voting shares or interests above the 20% level unless the person uses one of several permitted transactions types, neither our Constitution nor the laws of the Commonwealth of Australia (excluding the Foreign Acquisitions and Takeovers Act 1975 (as amended from time to time) and related regulations) restrict in any way the ownership of shares in our company.

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12-month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12-month period.  The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12-month period.  Issues of securities in excess of this limit or the issue of securities to our related parties require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the Foreign Acquisitions and Takeovers Act 1975, or the FATA, and Australia’s Foreign Investment Policy, or the Policy.  The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled “Mandatory notification requirements,” foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer.  In the circumstances set out below in the section entitled “Other circumstances in which FIRB may be sought,” it is generally recommended that foreign persons obtain FIRB Clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest.  The issue of a FIRB Clearance removes the risk of the exercise of the Australian Treasurer’s powers.

The obligation to notify and obtain FIRB Clearance is upon the acquirer of the interest, and not the Company.  The failure to obtain FIRB Clearance may be an offence under Australian law.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

Broadly, FIRB Clearance is required for the following transactions involving the acquisition of shares in an Australian corporation:

•	the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);

•	any direct investment by a foreign government investor; and

•	any acquisition of shares in an Australian land corporation.

As at January 1, 2019, the prescribed threshold is A$266 million though a higher threshold of A$1.154 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore and Chile unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2019, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$266 million.  Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company.  Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be “contrary to the national interest.”  In addition, the Policy may require a foreign person to notify FIRB and seek FIRB Clearance even where the FATA does not so require (e.g. foreign government investors).

The voluntary clearance regime will relevantly apply if the Company’s assets are valued in excess of the relevant monetary threshold (see above) and 40% or more of the interests in the Company are already held by foreign persons.  In such case, any change to the foreign persons that hold interests in the Company without FIRB Clearance could trigger the Australian Treasurer’s power to make adverse orders if the relevant transaction was considered to be contrary to Australia’s national interest.

In these circumstances, clearance may be sought on a voluntary basis.  This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have a substantial interest in the Company, it would be considered to be a foreign person under the FATA.  In such event, we would be required to obtain the approval of the Australian Treasurer for our own transactions involving the acquisitions of interests in Australian land and some acquisitions of interests in Australian corporations.  FIRB Clearance may be required for such acquisitions (which may or may not be given or may be given subject to conditions).  If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment.  There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;

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a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, holds direct or indirect, actual or potential, voting power of 20.0% or more;

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a corporation in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold direct or indirect, actual or potential, voting power in aggregate of 40.0% or more;

•	a trustee of a trust estate in which a non-Australian resident or non-Australian corporation holds 20.0% or more of the corpus or income of the trust estate;

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a trustee of a trust estate in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold in aggregate 40.0% or more of the corpus or income of the trust estate; or

•	a foreign government investor, to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Associate is broadly defined to include:

•	the person’s spouse or de facto partner, lineal ancestors and descendants, and siblings;

•	any partner of the person;

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any corporation of which the person is an officer, any officer of a corporation (where the person is a corporation), employers and employees, any employee of a natural person of whom the person is an employee;

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any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

•	any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

•	any corporation in which the person holds a substantial interest;

•	where the person is a corporation—a person who holds a substantial interest in the corporation;

•	the trustee of a trust estate in which the person holds a substantial interest;

•	where the person is the trustee of a trust estate—a person who holds a substantial interest in the trust estate; or

•	any person who is an associate of any other person who is an associate of the person.

Australian Land Corporation

An Australian land corporation, or ALC, is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets.  An ALC is not necessarily a company registered in Australia.  It may be registered anywhere.  It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

Substantial Interest

A substantial interest is:

•	control of 20% or more of the actual or potential voting power or issued shares in a target by a single foreign person (together with associates); or

•	control of 40% or more of the actual or potential voting power or issued shares in a target by multiple foreign persons (together with associates).

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment.  Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target.  In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;

•	the ability to appoint directors or asset managers;

•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or

•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Investor

A Foreign Government Investor is:

•	a body politic of a foreign country;

•	entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 20% or more;

•	entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or

•	entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling group.

At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer.  Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary.  Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our Company to be made in writing pursuant to an instrument of transfer (as prescribed under the Australian Corporations Act) if the Company’s shares are not quoted on the ASX or another prescribed financial market in Australia.  Under current stamp duty legislation no Australian stamp duty will be payable in Australia on the issue or trading of shares in the Company provided that all of the Company’s issued shares remain quoted on the ASX at all times and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of the Company’s total issued shares.

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs.  Each ADS represents 100 shares (or a right to receive 100 shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Australia, as custodian for the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286.  The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees	•	Registration of transfers of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary, custodian or their agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

In fiscal 2019, the depositary did not reimburse us for any fees or expenses.